UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TENAYA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87990A106

(CUSIP Number)

James Evangelista

The Column Group

1 Letterman Drive,

Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,414,720 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,414,720 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,414,720 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.7% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG III LP (as defined in Item 2(a) of the Original Schedule 13D as defined below). TCG III GP LP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. All shares are held of record by TCG LP (as defined in Item 2(a) of the Original Schedule 13D).

(2)

Based on 76,999,909 shares of Common Stock outstanding as of February 12, 2024, after the conclusion of the February Follow-on Offering (as defined in Item 3 below), as reported by the Issuer in its Prospectus Supplement filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) on February 8, 2024 (the “Prospectus Supplement”).

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,985,570 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,985,570 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,985,570 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.7% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG III-A LP (as defined in Item 2(a) of the Original Schedule 13D). TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 76,999,909 shares of Common Stock outstanding as of February 12, 2024, as reported by the Issuer in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 9,400,290 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 9,400,290 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,400,290 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 12.2% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 4,414,720 shares held of record by TCG III LP and (ii) 4,985,570 shares held of record by TCG III-A LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 76,999,909 shares of Common Stock outstanding as of February 12, 2024, as reported by the Issuer in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group Opportunity III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,599,275 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,599,275 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,599,275 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.7% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) of the Original Schedule 13D). TCG Opportunity III GP LP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 76,999,909 shares of Common Stock outstanding as of February 12, 2024, as reported by the Issuer in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group Opportunity III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,599,275 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,599,275 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,599,275 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.7% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 76,999,909 shares of Common Stock outstanding as of February 12, 2024, as reported by the Issuer in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person TCG Opportunity III GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,599,275 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,599,275 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,599,275 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.7% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 76,999,909 shares of Common Stock outstanding as of February 12, 2024, as reported by the Issuer in the Prospectus Supplement.

SCHEDULE 13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Tenaya Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 (this “Amendment”) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on December 1, 2022, as amended by Amendment No. 1 filed with the Commission on February 21, 2023 (collectively, the “Original Schedule 13D”), previously reported on a Schedule 13G filed with the Commission on February 11, 2022 (the “Schedule 13G”). The Schedule 13G was filed pursuant to Rule 13d-1(d) of the Securities Exchange Act. This Amendment is being filed to report the purchases by the Reporting Persons of shares of Common Stock as set forth in Item 3 of this Statement. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

On March 10, 2023, TCG Opportunity III LP purchased 6,779 shares of Common Stock for a weighted-average purchase price of $2.5956 per share and an aggregate purchase price of $17,595.57.

On February 12, 2024, TCG Opportunity III LP purchased 2,222,222 shares of Common Stock in the Issuer’s follow-on offering for a purchase price of $4.50 per share (the “February Follow-On Offering”) and an aggregate purchase price of $9,999,999.00.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following language as the last paragraph thereof:

In connection with the February Follow-on Offering, each of TCG III LP, TCG III-A LP and TCG Opportunity III LP entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey certain of the Issuer’s securities held by TCG III LP, TCG III-A LP or TCG Opportunity III LP for 60 days following the date of the final prospectus for the February Follow-on Offering. The terms and provisions of such lock-up agreement are described more fully in the prospectus supplement for the February Follow-on Offering, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 5:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on February 8, 2024 (SEC File No. 001-40656) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024.

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact

THE COLUMN GROUP III-A, LP		THE COLUMN GROUP OPPORTUNITY III, LP

By:	The Column Group III GP, LP	By:	The Column Group Opportunity III GP, LP
		By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact

THE COLUMN GROUP OPPORTUNITY III GP, LP		TCG OPPORTUNITY III GP, LLC

By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact